Mail Stop 4561

VIA U.S. MAIL AND FAX (415) 381-1773

Mr. George E. Bull, III
Chief Executive Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

> **Re:** **Redwood Trust, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 20, 2007**
> **File No. 001-13759**

Dear Mr. Bull:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the year ended December 31, 2006

Item 1A. Risk Factors page 6

We have exposure under representations and warranties..., page 10

1. We note from your disclosure that you may be obligated to repurchase certain loans from securitization entities. Provide us with more detail regarding your obligation to repurchase loans including your obligation to repurchase loans that go into default, the time frame for this obligation (e.g. loans that go into default in the first 90 days after origination), and a description of the breeches in representations and warranties that would allow the purchaser of the loans to require the company to repurchase the loans. Please tell us whether or not you have established a reserve to account for anticipated losses reasonably estimated

to occur over the life of such obligations, and if so, the amount of the reserve at December 31, 2006. Additionally, tell us the total amount of loans you have securitized that you may be required to repurchase, and tell us the dollar amount of loans you have been required to repurchase for each of the past five years, and the dollar amount of losses recognized in each of the past five years related to the loans repurchased.

2. In addition, please include in future filings an accounting policy related to your potential obligation to repurchase certain loans from securitization transactions. This policy should be included in your critical accounting policies and in the summary of significant accounting policies in your footnotes to your financial statements. Also, please provide us with your proposed disclosure in your response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

3. You disclose that you own $518 million in subprime investment-grade securities at year-end 2006. Please tell us the amount of defaults that you have incurred in the past two years related to subprime loans and provide us with the allowance that you have recorded as of December 31, 2006. Also, provide us with the amount of subprime loans sold in securitizations that you could be required to repurchase.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. George E. Bull, III
Redwood Trust, Inc.
May 2, 2007
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief